UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 30, 2009

NTS MORTGAGE INCOME FUND
(Exact name of registrant as specified in its charter)

Delaware	**0-18550**	**61-1146077**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On November 30, 2009, NTS Mortgage Income Fund (the "Fund") received notice that the Supreme Court of Florida ("Supreme Court") declined to accept jurisdiction and denied a petition for review of the decision of the District Court of Appeal of Florida, Fifth District ("FLDCA5") in the lawsuit captioned, *Lake Forest Master Community Association, Inc. v. Orlando Lake Forest Joint Venture, et. al.* (the "Lawsuit").

On August 3, 2007, Orlando Lake Forest Joint Venture (the "Joint Venture") was served with notice of the Lawsuit in Seminole County, Florida, by Lake Forest Master Community Association, Inc. (the "Association"), naming as defendants the Joint Venture, fifty percent (50%) of which is owned by the Fund, the Fund and certain affiliated entities (the "Defendants"). The Lawsuit alleges that bridges, roadways, retaining walls, storm drains and other constructed facilities turned over by the Joint Venture to the Association in September 2005 had construction defects and deficiencies. The alleged estimated value of the purported defects is approximately $4.5 million. Defendants have denied the existence of any material defects or deficiencies and any liability for the claims.

On May 27, 2008, the trial court issued an order granting a motion for summary judgment filed by Defendants. On June 20, 2008, the Association filed a notice of appeal of the order to the FLDCA5. On April 3, 2009, FLDCA5 reversed the trial court's summary judgment ruling and remanded the case to the trial court. Defendants filed Motions for Rehearing, Rehearing En Banc and for Certification to the Supreme Court, all of which were denied on June 10, 2009. Thereafter on June 29, 2009 Defendants filed a Petition with the Supreme Court seeking a discretionary review of the FLDCA5 decision. The Supreme Court's denial of Defendants' petition was issued on November 25, 2009.

Based on the Supreme Court decision, the Fund in conjunction with the other Defendants are assessing the various options available to them, but plan to continue to vigorously defend themselves in the Lawsuit as they believe the claims asserted are without merit. It is not possible to predict the outcome of the Lawsuit at this time. It is possible, however, the Lawsuit may materially impact on the Fund's financial condition and its Plan of Liquidation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS MORTGAGE INCOME FUND,
a Delaware corporation

By:

Name:	Gregory A. Wells
Title:	Secretary/Treasurer/Chief Financial Officer
Date:	December 2, 2009